

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Ralph Montrone
Chief Executive Officer
Trail One, Inc.
1844 South 3850 West
Salt Lake City, UT 84104

> **Re: Trail One, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on May 9, 2011**
> **File No. 333-170781**

Dear Mr. Montrone:

We have reviewed your responses to the comments in our letter dated May 3, 2011 and have the following additional comments.

General

1. We note your response to our prior comment 11. Please advise as to how the new estimated cost to register the shares of common stock of $45,000 is consistent with your estimated burn rate of $2,500. We also note that you anticipate $15,000 in costs associated with public company reporting requirements and newly applicable corporate governance requirements and your disclosure in the first two sentences of the first full paragraph on page 23 regarding $15,000 of estimated costs over the next six months for your direct sales program and the second full paragraph on page 24 and the first full paragraph on page 25 regarding $15,000 of estimated costs regarding the acquisition of aluminum and developing and programming software for the CNC machinery. Please reconcile each of these disclosures with your disclosures regarding your burn rate in the last paragraph on page 1, second to last full paragraph on page 17 and the second full paragraph on page 25.

2. The financial statements should be updated to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and six months ended March 31, 2011.

Prospectus Cover Page

3. We note your response to our prior comment four and reissue our comment. We note your disclosure in the last sentence on the prospectus cover page. Please advise as to

what supplements you may have to the prospectus. Alternatively, please delete the reference to any supplements to the prospectus.

Prospectus Summary, page 1

General Introduction, page 1

4. We note your response to our prior comment six and reissue our comment. It is still unclear from your disclosure how you intend to market individualized license tags to the wholesale market. Please clarify what product will actually be sold to the wholesale customers.

5. We note your response to our prior comment eight and reissue our comment in part. Please revise your disclosure on pages 15, 17, and 27 to disclose consistently your plans to raise capital through equity security sales, debt instruments, and private financing.

Risk Factors, page 6

We have a short development stage operating history, page 9

6. We note your response to our prior comment 12 and reissue in part. Please revise this risk factor because it appears to be incomplete or advise.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 16

7. We note your response to our prior comment 16. We note your disclosure in the first full paragraph on page 18 and similar disclosure on pages 23 and 26 regarding beginning production of automobile license plate tags once you have raised the necessary $75,000 and developed and installed the software for the CNC machines. We also note your disclosure in the second full paragraph on page 24 and the first full paragraph on page 25 regarding an estimated cost of $15,000 to acquire aluminum and develop software and program the CNC machinery. Please advise whether the $75,000 necessary financing includes any estimated costs for developing software for and programming the CNC machinery.

Plan of Operation, page 25

8. We note your response to our prior comment 17 and reissue our comment in part. Please describe your plan of operation in more detail here and in the Management's Discussion and Analysis of Financial Condition and Results of Operations section. For example, please revise to indicate when you plan to begin producing the tags. In doing this, discuss each specific step you intend to take to begin producing the tags and your intended sources and uses of funds. Provide timeframes and quantified estimates of these

amounts for each step in producing the tags and discuss what marketing methods you intend to focus on.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

                                        Sincerely,

                                        Julie F. Rizzo
                                        Attorney-Advisor

cc (via fax):   Steven Sager
                 (877) 255-9218